

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

William Sanchez
President and Chief Executive Officer
Telco Cuba, Inc.
454 South Yonge Street
Suite 7C
Ormond Beach, Florida 32174

> **Re: Telco Cuba, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 17, 2022**
> **File No. 024-11611**

Dear Mr. Sanchez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2022 letter.

Amendment No. 3 to Form 1-A

Cover Page

1. Please revise the table on the cover page to indicate that the company will not receive the $200,000 in proceeds from the offering of shares by William J. Sanchez.

Summary of the Offering, page 2

2. Please revise the number of shares outstanding after the offering in the prospectus summary and in the description of capital stock on page 37 to reflect the total number of shares included in this offering. We note that the disclosure currently indicates that

300,000 shares are being offered when the company is offering 260 million shares of common stock in this offering statement.

Description of Capital Stock, page 37

3. You disclose that you have 7,259,394,066 outstanding shares of common stock. We note that your articles of incorporation authorize only 75 million shares of common stock. Please advise. To the extent that you have amendments to the articles of incorporation and bylaws, including those that reflect your new corporate name, please file them as exhibits.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brett Alan Verona